EXHIBIT 99.1

First Mid Bancshares, Inc. Announces Fourth Quarter 2025 Results

MATTOON, Ill., Jan. 29, 2026 (GLOBE NEWSWIRE) -- First Mid Bancshares, Inc. (NASDAQ: FMBH) (the “Company”) today announced its financial results for the quarter ended December 31, 2025.

Highlights

  Record high quarterly net income of $23.7 million, or $0.99 diluted EPS
  Adjusted quarterly net income* of $25.3 million, or $1.06 diluted EPS
  Total loans of $6.01 billion, quarterly increase of $187.3 million, or 3.2% and an increase of 6.0% for the year
  Total deposits of $6.40 billion, quarterly increase of $105.7 million, or 1.7% and an increase of 5.6% for the year
  Tangible book value per share* increased 4.3% during the quarter to $29.42 and an increase of 20.3% for the year
  Received regulatory approval for the acquisition of Two Rivers Financial Group, Inc.
  Board of Directors declares regular quarterly dividend of $0.25 per share

“We finished off a landmark year for First Mid with record annual earnings per share and net income. Our team executed at the highest levels on key strategic technology projects and now with our new retail online banking and core banking applications implemented, we have improved the customer experience and deployed a more efficient platform for growth. We are pleased with the continued progress towards closing our pending acquisition of Two Rivers Financial Group, Inc. as we received all regulatory approvals in the fourth quarter. We still anticipate closing to occur in the first quarter of 2026 as we enter Iowa with a great partner,” said Joseph Dively, Chairman and CEO.

“Our team was able to capitalize on opportunities late in the fourth quarter to drive over 3% loan growth during the period and 6% for the year. In addition, our commitment to creating shareholder value through a diversified income stream is reflected in the growth of our business lines, including a record year of revenue for both wealth management and insurance,” said Matthew Smith, President.

Net Interest Income
Net interest income for the fourth quarter of 2025 was $66.5 million, an increase of $0.2 million compared to the third quarter of 2025. Accretion income for the fourth quarter was $2.6 million, a decrease of $0.5 million compared to the prior quarter, primarily due to lower accelerated accretion from acquired loans.

In comparison to the fourth quarter of 2024, net interest income increased $7.6 million, or 12.9%. Interest income was higher by $6.1 million, inclusive of a decrease in accretion income of $0.8 million compared to the fourth quarter last year. Interest expense was lower by $1.5 million compared to the fourth quarter of last year.

Net Interest Margin
Net interest margin, on a tax equivalent basis*, was 3.73% for the fourth quarter of 2025 representing a decrease of 7 basis points over the prior quarter, with a majority of the decrease driven by lower accretion income and an increase in interest expense from our sub-debt repricing in mid-October 2025. Excluding the $0.5 million decline in accretion income, net interest margin decreased by 4 basis points for the quarter.

Loan Portfolio
Total loans ended the quarter at $6.01 billion, representing an increase of $187.3 million, or 3.2%, from the prior quarter. The increase was well diversified and included construction and land development, farm real estate, multifamily residential properties, commercial real estate, and commercial and industrial loans. The increase also included greater line of credit utilization at the end of the quarter. Residential real estate and consumer loans saw modest declines in the quarter along with seasonal paydowns in the agricultural operating segment.

For the full year 2025, loan balances increased $338.9 million, or 6.0%. The largest increases were in construction and land development, commercial real estate, agriculture operating lines, and commercial and industrial loans.

Asset Quality
Asset quality remained strong for the quarter as the allowance for credit losses (“ACL”) ended the period at $74.9 million and the ACL to total loans ratio was 1.25%, which was in line with the third quarter of 2025. In addition to the ACL, an unearned discount of $23.4 million remains at quarter end. Provision expense was recorded in the amount of $2.3 million during the quarter with growth in the loan portfolio and net charge-offs of $0.4 million, which is the lowest in 6 quarters. We continued to see credit normalization during the quarter from historical lows. At the end of the fourth quarter, the ratio of non-performing loans to total loans was 0.53%, which was an increase from the prior quarter primarily from two relationships. The borrowers are in different industries and geographies. The larger of these credits is a long-time customer in the consumer finance industry that is currently in discussions to sell their book of business. Minimal future losses are expected from this relationship. The ACL to non-performing loans ratio was 234%, a decrease from the prior quarter due to the addition of the above-mentioned relationships. The ratio of nonperforming assets to total assets increased from 0.30% in the prior quarter to 0.44%. Special mention loans increased by $59.3 million to $120.5 million and substandard loans increased $4.6 million to $80.0 million.

Deposits
Total deposits ended the quarter at $6.40 billion, which represented an increase of $105.7 million, or 1.7%, from the prior quarter. Non-interest-bearing demand deposits declined $57.7 million or 4.0% from the third quarter due to seasonal cash flow fluctuations from a few large depositors. Interest bearing demand deposits grew $193.9 million, or 10.2%.

Non-Interest Income
Non-interest income for the fourth quarter of 2025 was $21.7 million compared to $22.9 million in the prior quarter. The loss from the sale of low yielding bonds totaled $0.4 million and provided proceeds of $9.6 million that were redeployed at higher rates. These losses were lower than the third quarter of 2025 by $1.5 million. The Company paid down $20 million of subordinated debt during the quarter. The payoff included a write-down of subordinated debt-related discount costs totaling $0.3 million. The Company wrote down other investments during the quarter totaling $0.4 million. As part of the core conversion during the quarter and updated general ledger structure, a prospective change in presentation of $1.4 million in real estate sale gains for the year, which have historically been reported in “Other” non-interest income are now presented in “Other” within non-interest expenses. Excluding the aforementioned items, non-interest income for the quarter totaled $24.2 million.

Wealth management revenues for the quarter were $6.6 million, which was an increase of $1.4 million from the prior quarter and $0.3 million from the fourth quarter of 2024. Overall Ag Services revenue was $2.9 million in the period compared to $1.8 million in the prior quarter and $3.0 million in the fourth quarter of 2024. Insurance commissions for the quarter were $7.4 million, which was an increase of $0.4 million compared to the third quarter due to continued organic growth and performance of acquired books of business. Insurance commissions increased $0.6 million compared to the fourth quarter of 2024 from both organic growth and strategic acquisitions.

Non-Interest Expenses
Non-interest expense for the fourth quarter of 2025 totaled $55.9 million compared to $57.1 million in the prior quarter. During the quarter, technology expenses related to the core conversion project totaled $1.0 million. Expenses associated with the pending acquisition of Two Rivers Financial Group, Inc. totaled $0.6 million. Net gains, decreasing non-interest expenses during the quarter were from the sale of real estate and totaled $0.6 million. In addition, the previously mentioned $1.4 million in prior real estate sale gains during 2025 are now presented as other expenses and decreased this total. Excluding the aforementioned items, non-interest expenses for the quarter totaled $56.3 million. As part of the completed core conversion and updated general ledger structure, $2.1 million of “Other” expenses were prospectively changed in presentation to “Net occupancy and equipment expense”. Salaries and benefits expense increased $2.1 million from the prior quarter, driven by incentive compensation tied to the solid end to the year in our wealth management and insurance business lines, sizeable loan production during the quarter, as well as our final incentive compensation true up.

The Company’s efficiency ratio*, as adjusted in the non-GAAP reconciliation table herein, for the fourth quarter of 2025 was 57.55% compared to 58.75% in the prior quarter and 58.76% for the same period last year.

Capital Levels and Dividend
The Company’s capital levels remained strong and above the “well capitalized” levels. Capital levels ended the period as follows:

Total capital to risk-weighted assets	15.67%
Tier 1 capital to risk-weighted assets	13.55%
Common equity tier 1 capital to risk-weighted assets	13.16%
Leverage ratio	11.07%

Tangible book value per share* increased $1.21, or 4.3% during the fourth quarter of 2025. The increase was driven by both earnings and a decrease of $8.7 million related to the unrealized loss position in the Company’s investment portfolio.

The Company’s Board of Directors approved its regular quarterly dividend of $0.25 payable on February 27th, 2026 to the shareholders of record as of February 12th, 2026.

About First Mid: First Mid Bancshares, Inc. (“First Mid”) is the parent company of First Mid Bank & Trust, N.A., First Mid Insurance Group, Inc., and First Mid Wealth Management Co. First Mid is a $8.0 billion community-focused organization that provides a full-suite of financial services including banking, wealth management, brokerage, Ag services, and insurance through a sizeable network of locations throughout Illinois, Missouri, Texas, and Wisconsin and a loan production office in the greater Indianapolis area. Together, our First Mid team takes great pride in providing solutions and services to the customers and communities and has done so over the last 160 years. More information about the Company is available on our website at www.firstmid.com.

*Non-GAAP Measures: In addition to reports presented in accordance with generally accepted accounting principles (“GAAP”), this release contains certain non-GAAP financial measures. The Company believes that such non-GAAP financial measures provide investors with information useful in understanding the Company’s financial performance. Readers of this release, however, are urged to review these non-GAAP financial measures in conjunction with the GAAP results as reported. These non-GAAP financial measures are detailed as supplemental tables and include “Adjusted Net Earnings,” “Adjusted Diluted EPS,” “Efficiency Ratio,” “Net Interest Margin, tax equivalent,” “Tangible Book Value per Common Share,” “Adjusted Tangible Book Value per Common Share,” “Adjusted Return on Assets,” and “Adjusted Return on Average Common Equity”. Refer to non-GAAP reconciliation tables herein for reconciliation to comparable GAAP measures. While the Company believes these non-GAAP financial measures provide investors with a broader understanding of the capital adequacy, funding profile and financial trends of the Company, this information should be considered as supplemental in nature and not as a substitute to the related financial information prepared in accordance with GAAP. These non-GAAP financial measures may also differ from the similar measures presented by other companies.

Forward Looking Statements
This document may contain certain forward-looking statements about First Mid and Two Rivers, such as discussions of First Mid’s and Two Rivers’ pricing and fee trends, credit quality and outlook, liquidity, new business results, expansion plans, anticipated expenses and planned schedules. First Mid and Two Rivers intend such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995. Forward-looking statements, which are based on certain assumptions and describe future plans, strategies and expectations of First Mid and Two Rivers are identified by use of the words “believe,” “expect,” “intend,” “anticipate,” “estimate,” “project,” or similar expressions. Actual results could differ materially from the results indicated by these statements because the realization of those results is subject to many risks and uncertainties, including, among other things, the possibility that any of the anticipated benefits of the proposed transactions between First Mid and Two Rivers will not be realized within the expected time period; the risk that integration of the operations of Two Rivers with First Mid will be materially delayed or will be more costly or difficult than expected; the inability to complete the proposed transactions due to the failure to satisfy conditions to completion of the proposed transactions, including failure to obtain the required shareholder and other approvals; the failure of the proposed transactions to close for any other reason; the effect of the announcement of the proposed transactions on customer relationships and operating results; the possibility that the proposed transactions may be more expensive to complete than anticipated, including as a result of unexpected factors or events; changes in interest rates; general economic conditions and those in the market areas of First Mid and Two Rivers; legislative and/or regulatory changes; monetary and fiscal policies of the U.S. Government, including policies of the U.S. Treasury and the Federal Reserve Board; the quality or composition of First Mid’s and Two Rivers’ loan or investment portfolios and the valuation of those investment portfolios; demand for loan products; deposit flows; competition, demand for financial services in the market areas of First Mid and Two Rivers; accounting principles, policies and guidelines; and the ability to complete the proposed transactions or any of the other foregoing risks. Additional information concerning First Mid, including additional factors and risks that could materially affect First Mid’s financial results, are included in First Mid’s filings with the SEC, including its Annual Reports on Form 10-K and Quarterly Reports on Form 10-Q. Forward-looking statements speak only as of the date they are made. Except as required under the federal securities laws or the rules and regulations of the SEC, First Mid and Two Rivers do not undertake any obligation to update or review any forward-looking information, whether as a result of new information, future events or otherwise.

Important Information about the Merger and Additional Information
First Mid filed a registration statement on Form S-4 with the SEC on December 23, 2025, which as amended, was declared effective on January 16, 2026. The registration statement includes a proxy statement of Two Rivers that also constitutes a prospectus of First Mid. Two Rivers shareholders are urged to read the proxy statement/prospectus when it becomes available, which will contain important information about First Mid, Two Rivers and the proposed transaction, including detailed risk factors. The proxy statement/prospectus and other documents which were filed by First Mid with the SEC will be available free of charge at the SEC’s website, www.sec.gov. These documents also can be obtained free of charge by accessing First Mid’s website at www.firstmid.com under the tab “Investor Relations” and then under “SEC Filings.” Alternatively, when available, these documents can be obtained free of charge from First Mid upon written request to First Mid Bancshares, PO Box 499, Mattoon, IL 61938, Attention: Investor Relations; or from Two Rivers upon written request to Two Rivers Financial Group, Inc., 222 North Main St., Burlington, IA 52601-5214, Attention: Andrea Gerst, CFO. A final proxy statement/prospectus was mailed to the shareholders of Two Rivers on January 23, 2026.

Participants in the Solicitation
First Mid and Two Rivers, and certain of their respective directors, executive officers, and other members of management and employees, are participants in the solicitation of proxies in connection with the proposed transactions. Information about the directors and executive officers of First Mid is set forth in the proxy statement for its 2025 annual meeting of stockholders, which was filed with the SEC on March 18, 2025. These documents can be obtained free of charge from the sources provided above. Investors may obtain additional information regarding the interests of such participants in the proposed transactions by reading the proxy statement/prospectus for such proposed transactions when it becomes available.

No Offer or Solicitation
This communication shall not constitute an offer to sell or the solicitation of an offer to buy securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.

Investor Contact:
Austin Frank
SVP, Shareholder Relations
217-258-5522
afrank@firstmid.com

Jordan Read
Chief Financial and Risk Officer
217-258-3528
jread@firstmid.com

– Tables Follow –

FIRST MID BANCSHARES, INC.
Condensed Consolidated Balance Sheets
(In thousands, unaudited)
	As of
	December 31,	September 30,	December 31,
	2025	2025	2024

Assets
Cash and cash equivalents	$254,920	$277,087	$121,216
Investment securities	1,085,499	1,098,093	1,073,510
Loans (including loans held for sale)	6,011,374	5,824,038	5,672,462
Less allowance for credit losses	(74,875)	(72,925)	(70,182)
Net loans	5,936,499	5,751,113	5,602,280
Premises and equipment, net	90,782	94,673	100,234
Goodwill and intangibles, net	253,016	255,217	261,906
Bank Owned Life Insurance	174,915	173,588	170,854
Other assets	171,027	180,597	189,734
Total assets	$7,966,658	$7,830,368	$7,519,734

Liabilities and Stockholders' Equity
Deposits:
Non-interest bearing	$1,392,534	$1,450,244	$1,329,155
Interest bearing	5,002,739	4,839,299	4,727,941
Total deposits	6,395,273	6,289,543	6,057,096
Repurchase agreements with customers	196,716	200,506	204,122
Other borrowings	270,000	245,000	242,520
Junior subordinated debentures	24,454	24,419	24,280
Subordinated debt	60,008	79,645	87,472
Other liabilities	61,515	59,076	57,853
Total liabilities	7,007,966	6,898,189	6,673,343

Total stockholders' equity	958,692	932,179	846,391
Total liabilities and stockholders' equity	$7,966,658	$7,830,368	$7,519,734

FIRST MID BANCSHARES, INC.
Condensed Consolidated Statements of Income
(In thousands, except per share data, unaudited)

	Three Months Ended		Year Ended
	December 31,		December 31,
	2025	2024	2025	2024
Interest income:
Interest and fees on loans	$86,972	$81,288	$338,694	$320,446
Interest on investment securities	7,552	6,990	28,883	28,836
Interest on federal funds sold & other deposits	1,371	1,564	5,413	8,097
Total interest income	95,895	89,842	372,990	357,379
Interest expense:
Interest on deposits	24,462	26,144	98,327	106,919
Interest on securities sold under agreements to repurchase	987	1,333	4,490	6,448
Interest on other borrowings	2,341	1,917	8,401	8,673
Interest on jr. subordinated debentures	433	510	1,817	2,156
Interest on subordinated debt	1,142	988	3,790	4,454
Total interest expense	29,365	30,892	116,825	128,650
Net interest income	66,530	58,950	256,165	228,729
Provision for credit losses	2,349	3,643	9,921	5,635
Net interest income after provision for credit losses	64,181	55,307	246,244	223,094
Non-interest income:
Wealth management revenues	6,591	6,275	22,941	22,818
Insurance commissions	7,441	6,805	32,295	28,552
Service charges	3,161	3,058	12,297	12,362
Net securities losses	(398)	0	(2,509)	(433)
Mortgage banking revenues	624	1,104	3,660	3,957
ATM/debit card revenue	3,947	4,204	16,411	16,807
Other	319	4,917	7,956	12,223
Total non-interest income	21,685	26,363	93,051	96,286
Non-interest expense:
Salaries and employee benefits	35,674	31,957	134,615	124,134
Net occupancy and equipment expense	11,035	7,285	36,579	30,407
Net other real estate owned expense	146	240	539	411
FDIC insurance	880	863	3,476	3,463
Amortization of intangible assets	2,963	3,314	12,443	13,556
Stationery and supplies	561	642	1,770	1,885
Legal and professional expense	2,459	5,386	10,746	12,944
ATM/debit card expense	1,918	2,043	6,945	6,384
Marketing and donations	760	906	3,348	3,418
Other	(529)	3,661	11,786	18,381
Total non-interest expense	55,867	56,297	222,247	214,983
Income before income taxes	29,999	25,373	117,048	104,397
Income taxes	6,321	6,205	25,299	25,498
Net income	$23,678	$19,168	$91,749	$78,899

Per Share Information
Basic earnings per common share	$0.99	$0.80	$3.84	$3.31
Diluted earnings per common share	0.99	0.80	3.83	3.30

Weighted average shares outstanding	23,891,160	23,818,806	23,873,495	23,800,523
Diluted weighted average shares outstanding	24,000,061	23,908,340	23,986,508	23,895,681

FIRST MID BANCSHARES, INC.
Condensed Consolidated Statements of Income
(In thousands, except per share data, unaudited)

	For the Quarter Ended
	December 31,	September 30,	June 30,	March 31,	December 31,
	2025	2025	2025	2025	2024
Interest income:
Interest and fees on loans	$86,972	$87,020	$84,784	$79,918	$81,288
Interest on investment securities	7,552	7,659	6,895	6,777	6,990
Interest on federal funds sold & other deposits	1,371	1,456	1,722	864	1,564
Total interest income	95,895	96,135	93,401	87,559	89,842
Interest expense:
Interest on deposits	24,462	25,179	24,964	23,722	26,144
Interest on securities sold under agreements to repurchase	987	1,105	1,218	1,180	1,333
Interest on other borrowings	2,341	2,186	2,043	1,831	1,917
Interest on jr. subordinated debentures	433	452	464	468	510
Interest on subordinated debt	1,142	850	849	949	988
Total interest expense	29,365	29,772	29,538	28,150	30,892
Net interest income	66,530	66,363	63,863	59,409	58,950
Provision for credit losses	2,349	3,353	2,567	1,652	3,643
Net interest income after provision for credit losses	64,181	63,010	61,296	57,757	55,307
Non-interest income:
Wealth management revenues	6,591	5,145	5,394	5,800	6,275
Insurance commissions	7,441	7,089	7,840	9,925	6,805
Service charges	3,161	3,240	2,995	2,901	3,058
Net securities losses	(398)	(1,930)	0	(181)	0
Mortgage banking revenues	624	1,255	1,070	711	1,104
ATM/debit card revenue	3,947	4,182	4,636	3,646	4,204
Other	319	3,928	1,658	2,062	4,917
Total non-interest income	21,685	22,909	23,593	24,864	26,363
Non-interest expense:
Salaries and employee benefits	35,674	33,570	33,623	31,748	31,957
Net occupancy and equipment expense	11,035	9,196	7,869	8,479	7,285
Net other real estate owned expense	146	217	75	101	240
FDIC insurance	880	874	873	849	863
Amortization of intangible assets	2,963	3,128	3,121	3,231	3,314
Stationary and supplies	561	411	367	431	642
Legal and professional expense	2,459	2,454	2,757	3,076	5,386
ATM/debit card expense	1,918	2,052	1,144	1,831	2,043
Marketing and donations	760	959	777	852	906
Other	(529)	4,285	4,156	3,874	3,661
Total non-interest expense	55,867	57,146	54,762	54,472	56,297
Income before income taxes	29,999	28,773	30,127	28,149	25,373
Income taxes	6,321	6,311	6,689	5,978	6,205
Net income	$23,678	$22,462	$23,438	$22,171	$19,168

Per Share Information
Basic earnings per common share	$0.99	$0.94	$0.98	$0.93	$0.80
Diluted earnings per common share	0.99	0.94	0.98	0.93	0.80

Weighted average shares outstanding	23,891,160	23,876,020	23,867,592	23,858,817	23,818,806
Diluted weighted average shares outstanding	24,000,061	23,997,198	23,988,974	23,959,228	23,908,340

FIRST MID BANCSHARES, INC.
Consolidated Financial Highlights and Ratios
(Dollars in thousands, except per share data)
(Unaudited)
	As of and for the Quarter Ended
	December 31,	September 30,	June 30,	March 31,	December 31,
	2025	2025	2025	2025	2024

Loan Portfolio
Construction and land development	$360,687	$336,795	$298,812	$269,148	$236,093
Farm real estate loans	373,408	367,473	381,517	373,413	390,760
1-4 Family residential properties	489,854	495,537	495,787	488,139	496,597
Multifamily residential properties	339,482	330,549	360,604	356,858	332,644
Commercial real estate	2,564,670	2,432,180	2,393,640	2,397,985	2,417,585
Loans secured by real estate	4,128,101	3,962,534	3,930,360	3,885,543	3,873,679
Agricultural operating loans	308,275	311,594	306,374	296,811	239,671
Commercial and industrial loans	1,381,598	1,349,863	1,324,653	1,303,712	1,335,920
Consumer loans	31,918	36,317	41,604	47,220	53,960
All other loans	161,482	163,730	164,008	165,572	169,232
Total loans	6,011,374	5,824,038	5,766,999	5,698,858	5,672,462

Deposit Portfolio
Non-interest bearing demand deposits	$1,392,534	$1,450,244	$1,321,446	$1,394,590	$1,329,155
Interest bearing demand deposits	2,095,370	1,901,516	1,947,744	1,814,427	1,907,733
Savings deposits	639,412	617,311	632,925	643,289	636,427
Money Market	1,138,464	1,184,964	1,206,140	1,215,420	1,196,537
Time deposits	1,129,493	1,135,508	1,081,944	1,062,654	987,244
Total deposits	6,395,273	6,289,543	6,190,199	6,130,380	6,057,096

Asset Quality
Non-performing loans	$31,948	$22,199	$21,895	$26,598	$29,835
Non-performing assets	34,807	23,670	23,572	28,703	32,030
Net charge-offs (recoveries)	399	1,588	1,458	1,783	2,235
Allowance for credit losses to non-performing loans	234.37%	328.51%	325.00%	263.36%	235.23%
Allowance for credit losses to total loans outstanding	1.25%	1.25%	1.23%	1.23%	1.24%
Nonperforming loans to total loans	0.53%	0.38%	0.38%	0.47%	0.53%
Nonperforming assets to total assets	0.44%	0.30%	0.31%	0.38%	0.43%
Special Mention loans	120,510	61,195	81,815	74,019	57,848
Substandard and Doubtful loans	79,956	75,309	39,031	33,884	35,516

Common Share Data
Common shares outstanding	23,986,299	23,996,833	23,988,845	23,981,916	23,895,807
Book value per common share	$39.97	$38.85	$37.27	$36.32	$35.42
Tangible book value per common share (1)	29.42	28.21	26.62	25.53	24.46
Tangible book value per common share excluding other comprehensive income at period end (1)	33.64	32.79	32.07	31.21	30.42
Market price of stock	39.00	37.88	37.49	34.90	36.82

Key Performance Ratios and Metrics
End of period earning assets	$7,325,978	$7,101,811	$6,924,934	$6,844,096	$6,775,075
Average earning assets	7,168,176	7,014,675	6,975,783	6,769,858	6,884,303
Average rate on average earning assets (tax equivalent)	5.35%	5.48%	5.41%	5.29%	5.24%
Average rate on cost of funds	1.71%	1.75%	1.75%	1.74%	1.83%
Net interest margin (tax equivalent) (1)(2)	3.73%	3.80%	3.72%	3.60%	3.41%
Return on average assets	1.21%	1.17%	1.20%	1.19%	1.01%
Adjusted return on average assets (1)	1.30%	1.21%	1.23%	1.23%	1.10%
Return on average common equity	10.01%	9.95%	10.52%	10.35%	9.04%
Adjusted return on average common equity (1)	10.71%	10.34%	10.80%	10.78%	9.80%
Efficiency ratio (tax equivalent) (1)	57.55%	58.75%	58.09%	58.88%	58.76%
Full-time equivalent employees	1,170	1,178	1,190	1,194	1,198

[1] Non-GAAP financial measure. Refer to reconciliation to the comparable GAAP measure.
[2] During the first quarter 2025, the Company changed the methodology utilized for the calculation of net interest margin to be more consistent with what is typically used by peer banks and research analysts. The calculation now is the annualized net interest income on a tax equivalent basis divided by average interest earning assets.

FIRST MID BANCSHARES, INC.
Net Interest Margin
(In thousands, unaudited)
	For the Quarter Ended December 31, 2025
	QTD Average		Average
	Balance	Interest	Rate
INTEREST EARNING ASSETS
Interest bearing deposits	$166,801	$1,354	3.22%
Federal funds sold	76	1	5.22%
Certificates of deposit investments	1,523	16	4.17%
Investment Securities	1,123,304	8,041	2.86%
Loans (net of unearned income)	5,876,472	87,267	5.89%

Total interest earning assets	7,168,176	96,679	5.35%

NONEARNING ASSETS
Other nonearning assets	716,463
Allowance for loan losses	(73,813)

Total assets	$7,810,826

INTEREST BEARING LIABILITIES
Demand deposits	$3,165,580	$14,835	1.86%
Savings deposits	628,895	273	0.17%
Time deposits	1,120,841	9,354	3.31%
Total interest bearing deposits	4,915,316	24,462	1.97%
Repurchase agreements	204,558	987	1.91%
FHLB advances	257,500	2,339	3.60%
Federal funds purchased	109	2	0.00%
Subordinated debt	62,965	1,142	7.20%
Jr. subordinated debentures	24,435	433	7.03%
Total borrowings	549,567	4,903	3.54%
Total interest bearing liabilities	5,464,883	29,365	2.13%

NONINTEREST BEARING LIABILITIES
Demand deposits	1,342,458	Avg Cost of Funds	1.71%
Other liabilities	57,335
Stockholders' equity	946,150

Total liabilities & stockholders' equity	$7,810,826

Net Interest Earnings / Spread		$67,314	3.22%

Tax effected yield on interest earning assets			3.73%

Tax equivalent net interest margin is a non-GAAP financial measure. Refer to reconciliation to the comparable GAAP measure.

FIRST MID BANCSHARES, INC.
Reconciliation of Non-GAAP Financial Measures
(In thousands, unaudited)

	As of and for the Quarter Ended
	December 31,	September 30,	June 30,	March 31,	December 31,
	2025	2025	2025	2025	2024

Net interest income as reported	$66,530	$66,363	$63,863	$59,409	$58,950
Net interest income, (tax equivalent)	67,314	67,143	64,634	60,162	59,717
Average earning assets	7,168,176	7,014,675	6,975,783	6,769,858	6,884,303
Net interest margin (tax equivalent)	3.73%	3.80%	3.72%	3.60%	3.41%

Common stockholder's equity	$958,692	$932,179	$894,140	$870,949	$846,391
Goodwill and intangibles, net	253,016	255,217	255,547	258,671	261,906
Common shares outstanding	23,986	23,997	23,989	23,982	23,896
Tangible Book Value per common share	$29.42	$28.21	$26.62	$25.53	$24.46
Accumulated other comprehensive loss (AOCI)	(101,301)	(110,012)	(130,710)	(136,097)	(142,383)
Adjusted tangible book value per common share	$33.64	$32.79	$32.07	$31.21	$30.42

FIRST MID BANCSHARES, INC.
Reconciliation of Non-GAAP Financial Measures
(In thousands, except per share data, unaudited)

	As of and for the Quarter Ended
	December,	September 30,	June 30,	March 31,	December 31,
	2025	2025	2025	2025	2024
Adjusted earnings Reconciliation
Net Income - GAAP	$23,678	$22,462	$23,438	$22,171	$19,168
Adjustments (post-tax) (1)
Net (gain)/loss on securities sales	314	1,525	-	143	-
Net (gain)/loss on subordinated debt repayment	237	-	-	-	-
Net (gain)/loss on other investments	349	-	-	-	-
Technology project expenses	761	360	246	728	1,710
Net (gain)/loss on real estate	(443)	(1,033)	-	-	-
Severance expense	-	15	-	-	-
Integration and acquisition expenses	434	13	3	41	-
Total adjustments (non-GAAP)	$1,652	$880	$249	$912	$1,710

Adjusted earnings - non-GAAP	$25,330	$23,342	$23,687	$23,083	$20,878
Adjusted diluted earnings per share (non-GAAP)	$1.06	$0.97	$0.99	$0.96	$0.87
Adjusted return on average assets (non-GAAP)	1.30%	1.21%	1.23%	1.23%	1.10%
Adjusted return on average common equity (non-GAAP)	10.71%	10.34%	10.80%	10.78%	9.80%

Efficiency Ratio Reconciliation
Noninterest expense - GAAP	$55,867	$57,146	$54,762	$54,472	$56,297
Other real estate owned property income (expense)	(76)	(217)	(75)	(101)	(240)
Amortization of intangibles	(2,963)	(3,128)	(3,121)	(3,231)	(3,314)
Gain/(loss) on real estate	560	(95)	-	-	-
Severance expense	-	(19)	-	-	-
Technology project expense	(963)	(456)	(311)	(921)	(2,164)
Integration and acquisition expenses	(549)	(17)	(4)	(52)	-
Adjusted noninterest expense (non-GAAP)	$51,876	$53,214	$51,251	$50,167	$50,579

Net interest income -GAAP	$66,530	$66,363	$63,863	$59,409	$58,950
Effect of tax-exempt income(1)	784	780	771	753	767
Adjusted net interest income (non-GAAP)	$67,314	$67,143	$64,634	$60,162	$59,717

Noninterest income - GAAP	$21,685	$22,909	$23,593	$24,864	$26,363
Gain on real estate sales	0	(1,403)	-	-	-
Net (gain)/loss on securities sales	398	1,930	-	181	-
Net (gain)/loss on subordinated debt repayment	300	-	-	-	-
Net (gain)/loss on other investments	442	-	-	-	-
Adjusted noninterest income (non-GAAP)	$22,825	$23,436	$23,593	$25,045	$26,363

Adjusted total revenue (non-GAAP)	$90,139	$90,579	$88,227	$85,207	$86,080

Efficiency ratio (non-GAAP)	57.55%	58.75%	58.09%	58.88%	58.76%

(1) Nonrecurring items (post-tax) and tax-exempt income are calculated using an estimated effective tax rate of 21%.